UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ATLAS ENERGY GROUP, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

04929Q102

(CUSIP Number)

Park Place Corporate Center

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

800-251-0171

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy Group, LLC

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 717-3387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP NO. 04929Q102

1	NAME OF REPORTING PERSON Edward E. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 161,218
	8	SHARED VOTING POWER 2,376,293
	9	SOLE DISPOSITIVE POWER 161,218
	10	SHARED DISPOSITIVE POWER 2,376,293
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,537,511 (includes 1,414,381 that may be acquired upon conversion of 452,602 Series A Preferred Units acquired on February 27, 2015 (plus additional Series A Preferred Units issued as paid-in kind distributions)). This also includes 302,826 Common Units that may be beneficially owned by the reporting person through the exercise of Warrants to purchase Common Units for $0.20 per Common Unit, subject to customary anti-dilution provisions (issued in accordance with the Second Lien Credit Agreement, in which entities for which the reporting person reports beneficial ownership participate).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (assumes conversion of all 452,602 Series A Preferred Units and exercise of all 302,826 warrants beneficially owned by the reporting person)
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned persons (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common units (“Common Units”) of Atlas Energy Group, LLC (the “Company”), a Delaware limited liability company which has its principal executive offices at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

Item 2.	Identity and Background.

This statement is filed by Edward E. Cohen, a U.S. citizen, who is referred to as the “Reporting Person.”

The Reporting Person’s business address is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

The Reporting Person serves as Chief Executive Officer of the Company and Executive Chairman of Atlas Resource Partners, L.P. (NYSE: ARP). The business address of the Company is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Units and Series A Preferred Units that were purchased by the Reporting Person were acquired using personal funds or funds of the charitable foundation discussed in Item 5 below.

Item 4.	Purpose of Transaction.

In connection with the Separation and Distribution Agreement dated as of February 26, 2015, by and among Atlas Energy, L.P., Atlas Energy GP, LLC and the Company, unitholders of Atlas Energy, L.P. received a distribution of Company Common Units in proportion to their interests in Atlas Energy, L.P. (the “Separation and Distribution”). Pursuant to the Separation and Distribution, the Reporting Person, and persons and entities for which he reports beneficial ownership of securities, received 737,804 Common Units. All Common Units have been acquired for investment purposes.

On February 26, 2015, the Company entered into a Series A Preferred Unit Purchase Agreement with certain members of its management, the Reporting Person and outside investors (collectively the “purchasers”), pursuant to which, on February 27, 2015, the Company issued and sold an aggregate of 1.6 million of its newly created Series A convertible preferred units, with a liquidation preference of $25.00 per unit (the “Series A Preferred Units”), to the purchasers for a cash purchase price of $25.00 per unit. Entities for which the Reporting Person reports beneficial ownership, collectively purchased 440,000 Series A Preferred Units, which were reported on a Form 4 filed on March 3, 2015. The Series A Preferred Units are convertible into Common Units at a conversion price equal to the greater of (x) $8.00 per common unit and (y) the lesser of (i) 110% of the volume weighted average price for the Common Units on the NYSE over the 30 trading days following the distribution date; and (ii) $16.00 per Common Unit. Assuming that the liquidation preference of the Series A Preferred Units remains at $25.00, each such unit would be currently convertible into 3.125 of the Company’s Common Units, subject to any anti-dilution adjustments. All Series A Preferred Units have been acquired for investment purposes.

On April 27, 2016, in accordance with the Company’s Second Lien Credit Agreement (the “Credit Agreement”), the Company issued an aggregate 547,522 warrants to purchase Common Units (the “Warrants”) to a limited liability company of which the Partnership and the Foundation (each defined in Item 5 below) are members. The Warrants are exercisable for Common Units on a 1-for-1 basis for 0.20 per Common Unit, subject to customary anti-dilution provisions.

Except for the vesting of Common Units previously issued pursuant to the Company’s long-term incentive plan, or new grants thereunder, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,537,511 Common Units, 8.1%, on an as if converted basis. The Reporting Person beneficially owns 821,137 Common Units, 452,602 Series A Preferred Units, which are convertible into 1,414,381 Common Units and 302,826 Warrants. Of the 820,304 Common Units, it includes (i) 13,125 Common Units held in an individual retirement account of the Reporting Person’s spouse, (ii) 570,163 Common Units held by a charitable foundation of which the Reporting Person, his spouse and their children are among the trustees (the “Foundation”); (iii) 33,636 Common Units held in trust for the benefit of the Reporting Person’s spouse and/or children; and (iv) 82,500 Common Units to be issued upon the vesting of phantom units within 60 days of this filing. Of the 452,602 Series A Preferred Units, it includes 226,301 Series A Preferred Units held by Solomon Investment Partnership, L.P. (the “Partnership”), of which the Reporting Person and his spouse are the sole shareholders, officers and directors of the corporate general partner and are the sole partners of the Partnership, and also includes 226,301 Series A Preferred Units held by the Foundation. The 302,826 Warrants represent the Partnership and Foundation’s proportional membership interest in AEG Asset Management, LLC, a limited liability company that directly holds the Warrants (“AEG LLC”).

(b) The Reporting Person has sole voting power over all of his Common Units referenced above in paragraph (a) except for (A) with respect to the Common Units (i) 13,125 Common Units held in an individual retirement account of the Reporting Person’s spouse, (ii) 570,163 Common Units held by the Foundation; and (iii) 33,636 Common Units held in trust for the benefit of the Reporting Person’s spouse and/or children, (B) with respect to the Series A Preferred Units, 226,301 Series A Preferred Units held by the Partnership and 226,301 Series A Preferred Units held by the Foundation, and (C) with respect to the Warrants, all Warrants are held by AEG LLC, of which each of the Foundation and the Partnership hold an approximate 27.65% membership interest.

(c) Since the most recent filing of a Schedule 13D, AEG LLC acquired the Warrants. See Item 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

In connection with the Company’s credit facilities, the lenders thereunder syndicated participations in loans underlying the facilities. Certain of the Company’s affiliates, officers and 5% or more unitholders participated. AEG LLC holds loan commitments under the Company’s 1st lien and 2nd lien credit facilities of $4.1 million and $4.2 million, respectively.

To the best knowledge of the Reporting Person, other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2016

EDWARD E. COHEN

/s/ Edward E. Cohen